Exhibit 21.1

Subsidiaries:

Name	Jurisdiction of Incorporation	Ownership
Nukkleus Limited	Bermuda	100% by Nukkleus, Inc.
Nukkleus Malta Holding Ltd.	Malta	100% by Nukkleus, Inc.
Markets Direct Technology Group Ltd., formerly known as Nukkleus Exchange Malta Ltd.	Malta	100% owned by Nukkleus Malta Holding Ltd., a wholly-owned subsidiary of Nukkleus, Inc.
Nukkleus Payments Malta Ltd.	Malta	100% owned by Nukkleus Malta Holding Ltd., a wholly-owned subsidiary of Nukkleus, Inc.
Match Financial Ltd.	England and Wales	100% by Nukkleus, Inc.
Digital RFQ Ltd.	England and Wales	100% by Match Financial Ltd.
DRFQ Payments Ltd.	England and Wales	100% by Match Financial Ltd.
DRFQ Europe UAB	Lithuania	100% by Digital RFQ Ltd.
DRFQ Pay North America	Canada	100% by Digital RFQ Ltd.